Exhibit 99.1

Ellomay Capital Reports Results for the Full Year of 2015

Announces Distribution of Cash Dividend

Tel-Aviv, Israel, March 23, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported its financial results for the year and fourth quarter ended December 31, 2015.

Financial Highlights

•
Revenues were approximately $13.8 million for the year ended December 31, 2015, compared to approximately $15.8 million for year ended December 31, 2014. Excluding unfavorable currency effects, revenues were up approximately 5% to €12.5 million from €11.9 million in the corresponding period last year. The change in revenues is mainly a result of an increase in revenues due to the acquisition of three photovoltaic plants in Murcia, Spain (the “Murcia PV Plants”) on July 1, 2014. The decrease in the amount of reported revenues is due to the presentation of results in U.S. dollar and the devaluation of the Euro against the U.S. dollar during the period.

•
Operating expenses were approximately $2.9 million (€2.6 million) for the year ended December 31, 2015, compared to approximately $3.1 million (€2.3 million) for year ended December 31, 2014. Depreciation expenses were approximately $4.9 million (€4.4 million) for the year ended December 31, 2015, compared to approximately $5.5 million (€4.1 million) for the year ended December 31, 2014. These changes resulted from an increase in expenses due to addition of the Murcia PV Plants’ operations acquired on July 1, 2014, offset by the devaluation of the Euro against the U.S. dollar.

•
General and administrative expenses were approximately $3.7 million for the year ended December 31, 2015, compared to approximately $4.3 million for the year ended December 31, 2014. The decrease in general and administrative expenses was mainly related to a reduction in consulting expenses.

•
Company’s share of income of investee accounted for at equity, after elimination of intercompany transactions, was approximately $2.4 million in the year ended December 31, 2015, compared to approximately $1.8 million in the year ended December 31, 2014. This increase is due to the commencement of operation of the power plant operated by Dorad Energy Ltd. in May 2014.

•
Other income, net was approximately $0.02 million in the year ended December 31, 2015, compared to approximately $1.4 million in the year ended December 31, 2014. Other income was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel initially recognized in 2014. The revaluation of such financial asset is recognized as other income for the year ended December 31, 2015.

•
Gain on bargain purchase was $0 for year ended December 31, 2015, compared to approximately $4 million for the year ended December 31, 2014. The gain on bargain purchase recorded for the year ended December 31, 2014 resulted from the acquisition of the Murcia PV Plants on July 1, 2014.

•
Financing income, net was approximately $0.6 million for the year ended December 31, 2015, compared to financing expenses, net of approximately $3.4 million for the year ended December 31, 2014. The change in financing income was mainly due to the reevaluation of the Company’s EUR/USD forward transactions, interest rate swap transactions and settlement of the Company’s currency interest rate swap transactions in the aggregate amount of approximately $5.6 million, partially offset by expenses resulting from exchange rate differences in the amount of approximately $1.8 million, approximately $0.8 million interest on loans and interest rate swap transactions and approximately $2.5 million interest and other costs in connection with The Company’s Series A Debentures.

•
Tax benefit was approximately $1.9 million in the year ended December 31, 2015, compared to taxes on income of approximately $0.2 million in the year ended December 31, 2014. The tax benefit for the year ended December 31, 2015 is a result of the application of a tax incentive by several of The Company’s Italian subsidiaries (“Tremonti-ambiente”).

•	Net income was approximately $7.3 million in the year ended December 31, 2015, compared to approximately $6.6 million in the year ended December 31, 2014.

•
Total other comprehensive loss was approximately $7.1 million for the year ended December 31, 2015, compared to approximately $12.3 million in the year ended December 31, 2014. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates. Such loss is a result of the devaluation in the Euro against the U.S. Dollar of approximately 10.4% for the year ended December 31, 2015 and approximately 11.8% for the year ended December 31, 2014.

•
Total comprehensive income was approximately $0.2 million in the year ended December 31, 2015, compared to loss of approximately $5.6 million in the year ended December 31, 2014. The comprehensive income for the year ended December 31, 2015 was primarily due to the total other comprehensive loss of approximately $7.1 million for the period, which offset the Company’s net income of approximately $7.4 million for the period.

•
EBITDA was approximately $9.7 million for the year ended December 31, 2015, compared to approximately $15.7 million for the year ended December 31, 2014. The EBITDA for the year ended December 31, 2014 included an amount of approximately $4 million gain on bargain purchase as a result of the acquisition of the Murcia PV Plants on July 1, 2014.

•	Net cash provided by operating activities was approximately $4.9 million for the year ended December 31, 2015.

•
As of March 1, 2016, the Company held approximately $19.7 million in cash and cash equivalents, approximately $0.5 million in short-term restricted cash, approximately $6.5 million in marketable securities and approximately $5 million in long-term restricted cash.

Dividend Declaration

The Company further announced that, in accordance with its dividend distribution policy, the Company’s Board of Directors approved the distribution of a cash dividend in the amount of $0.225 per share, totaling approximately US$ 2.4 million. The dividend is payable on April 20, 2016 to all of the Company’s shareholders of record at the close of trading on the NYSE MKT (or the Tel-Aviv Stock Exchange, as applicable) on April 6, 2016.

In accordance with Israeli tax law, the dividend is subject to withholding at source at the rate of 25%, subject to applicable exceptions and exemptions.

Ran Fridrich, CEO and a board member of Ellomay commented: “The Company’s revenues for 2015 in Euro increased by approximately 5% compared to 2014. Despite the decrease in subsidies in Italy, where most of the Company’s PV plants are located, as a result of operational improvements the Company managed to maintain in 2015 a similar operating profit in Euro as in 2014. Unfavorable currency effects resulting from the weakening of the euro against the dollar were partially offset by the execution of forward contracts. The Company holds a quality and stable portfolio of assets, producing on-going operational cash flows. We continue to examine attractive investment opportunities in various fields of renewable energy.”

Information for the Company’s Series A Debenture Holders

As of December 31, 2015, the Company’s Net Financial Debt (as such term is defined in the Series A Debentures Deed of Trust) was approximately $13.5 million (consisting of approximately $18 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $40 million in connection with the Series A Debentures issuances (in January and September 2014), net of approximately $25.2 million of cash and cash equivalents and marketable securities and net of approximately $19.3 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered under the trading symbol “ELLO” with the NYSE MKT, and with the Tel Aviv Stock Exchange. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain; and
•
Approximately 9.2% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position (audited)

	December 31	December 31
	2015	2014
	US$ in thousands
Assets

Current assets:

Cash and cash equivalents	18,717	15,758
Marketable securities	6,499	3,650
Short-term deposits	-	3,980
Restricted cash	79	283
Trade receivables	69	214
Other receivables	8,149	5,929
	33,513	29,814
Non-current assets

Investment in equity accounted investee	33,970	27,237
Financial assets	4,865	1,912
Fixed assets	78,975	93,513
Restricted cash and deposits	5,317	5,134
Deferred tax	2,840	1,425
Other assets	847	52
	126,814	129,273

Total assets	160,327	159,087

Liabilities and Equity

Current liabilities

Loans and borrowings	1,133	677
Debentures	4,878	4,884
Trade payables	869	1,229
Other payables	3,223	4,134
	10,103	10,924
Non-current liabilities

Finance lease obligations	4,724	5,646
Long-term loans	13,043	4,039
Debentures	35,074	40,042
Deferred tax	823	1,008
Other long-term liabilities	2,495	3,302
	56,159	54,037

Total liabilities	66,262	64,961

Equity
Share capital	26,597	26,180
Share premium	77,723	76,932
Treasury shares	(1,972)	(522)
Reserves	(15,215)	(8,127)
Retained earnings (Accumulated deficit)	7,200	(353)
Total equity attributed to shareholders of the Company	94,333	94,110
Non-Controlling Interest	(268)	16

Total equity	94,065	94,126

Total liabilities and equity	160,327	159,087

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Interim Statements of Comprehensive Income (loss)

	For the year ended December 31	For the three month ended December 31	For the year ended December 31	For the three month ended December 31
	Audited	Unaudited	Audited	Unaudited
	2015	2015	2014	2014
	US$ in thousands (except per share data)

Revenues	13,817	2,204	15,782	3,053
Operating expenses	(2,854)	(924)	(3,087)	(904)
Depreciation expenses	(4,912)	(1,218)	(5,452)	(1,382)
Impairment losses	-	-	-	568
Gross profit	6,051	62	7,243	1,335

General and administrative expenses	(3,745)	(1,010)	(4,253)	(793)
Share of profits (losses) of equity accounted investee	2,446	1,334	1,819	152
Other income (expense), net	21	(39)	1,438	(199)
Gain on bargain purchase	-	-	3,995	307
Operating Profit	4,773	347	10,242	802

Financing income	2,347	1,977	2,245	1,776
Financing income (expenses) in connection with derivatives, net	3,485	(1,011)	(1,048)	(725)
Financing expenses	(5,240)	(1,314)	(4,592)	(708)
Financing income (expenses), net	592	(348)	(3,395)	343

Profit before taxes on income	5,365	1	6,847	1,145
Tax benefit (taxes on income)	1,933	(189)	(201)	634

Profit (loss) for the period	7,298	(190)	6,646	1,779

Profit (Loss) attributable to:
Owners of the Company	7,553	(119)	6,658	1,785
Non-controlling interests	(255)	(71)	(12)	(6)

Profit for the period	7,298	(190)	6,646	1,779
Other comprehensive income (loss) items
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(141)	78	(3,199)	(2,762)
Other comprehensive income items that will not be transferred to profit or loss:
Presentation currency translation adjustments	(6,947)	(1,979)	(9,082)	(1,389)

Total other comprehensive income (loss)	(7,088)	(1,901)	(12,281)	(4,151)

Total comprehensive income (loss) for the period	210	(2,091)	(5,635)	(2,372)

Earnings per share
Basic earnings per share	0.7	(0.02)	0.62	0.17
Diluted earnings per share	0.7	(0.02)	0.62	0.17

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

		Attributable to shareholders of the Company
					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Presentation Currency Translation		Non- controlling	Total
	capital	premium	deficit)	shares	Operations	Reserve	Total	Interests	Equity
	Audited
	US$ in thousands
Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Net income for the year	-	-	7,553	-	-	-	7,553	(255)	7,298
Acquisition of subsidiary	-	-	-	-	-	-	-	(29)	(29)
Other comprehensive loss	-	-	-	-	(141)	(6,947)	(7,088)	-	(7,088)
Total comprehensive income	-	-	7,553	-	(141)	(6,947)	465	(284)	181
Transactions with owners of the Company, recognized directly in equity:
Exercise of share options and warrants	417	784	-	-	-	-	1,201	-	1,201
Own shares acquired	-	-	-	(1,450)	-	-	(1,450)	-	(1,450)
Share-based payments	-	7	-	-	-	-	7	-	7
Balance as at
December 31, 2015	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065

	Unaudited
Balance as at September 30, 2015	26,597	77,795	(7,319)	(1,086)	(736)	14,050	97,311	197	97,143
Net loss for the period	-	-	119	-	-	-	119	71	190
Other comprehensive income	-	-	-	-	(78)	1,979	1,901	-	1,901
Total comprehensive income	-	-	119	-	(78)	1,979	2,020	71	2,091
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	886	-	-	886	-	886
Cost of share-based payments	-	72	-	-	-	-	72	-	72
Balance as at
December 31, 2015	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity (cont’d)

		Attributable to shareholders of the Company

					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Presentation Currency Translation		Non- Interests	Total
	capital	premium	deficit)	shares	Operations	Reserve	Total	controlling	Equity
	Audited
	US$ in thousands
Balance as at January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Net income for the year	-	-	6,658	-	-	-	6,658	(12)	6,646
Other comprehensive loss	-	-	-	-	(3,199)	(9,082)	(12,281)	-	(12,281)
Total comprehensive loss	-	-	6,658	-	(3,199)	(9,082)	(5,623)	(12)	(5,635)
Balance as at
December 31, 2014	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31	For the three month ended December 31	For the year ended December 31	For the three month ended December 31
	Audited	Unaudited	Audited	Unaudited
	2015	2015	2014	2014
	US$ in thousands
Cash flows from operating activities

Profit (loss) for the period	7,298	(190)	6,646	1,779

Adjustments for:

Net Financing expenses (income)	(592)	348	3,395	(343)
Gain on bargain purchase	-	-	(3,995)	(307)
Impairment charges reversal	-	-	-	(568)
Forward gain	-	(223)	-	-
Depreciation	4,912	1,218	5,452	1,382
Share-based payment transactions	7	(72)	*	-
Share of losses (profits) of equity accounted investees	(2,446)	(1,334)	(1,819)	(152)
Change in trade receivables	125	158	95	220
Change in other receivables	333	254	(1,631)	2,673
Change in other assets	(1,706)	478	(797)	(122)
Change in accrued severance pay, net	(1)	-	(29)	-
Change in trade payables	(252)	(181)	(498)	(435)
Change in other payables	2,311	1,058	498	(380)
Income tax expense (tax benefit)	(1,933)	189	201	(634)
Income taxes paid	(241)	(53)	(461)	(281)
Interest received	222	113	212	85
Interest paid	(3,126)	(1,438)	(3,933)	(1,154)
	(2,387)	515	(3,310)	(16)

Net cash from operating activities	4,911	325	3,336	1,763

* Less than $1 thousand

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

	For the year ended December 31	For the three month ended December 31	For the year ended December 31	For the three month ended December 31
	Audited	Unaudited	Audited	Unaudited
	2015	2015	2014	2014
	US$ in thousands
Cash flows from investing activities:

Acquisition of fixed assets	-	-	(709)	(617)
Acquisition of subsidiary, net of cash acquired	-	-	(13,126)	(60)
Investment in of equity accounted investee	(7,582)	(39)	(4,058)	-
Proceeds from (investment in) deposits, net	3,980	-	1,173	(4,944)
Acquisition of marketable securities	(2,869)	(1,519)	(3,687)	(3,687)
Payment/proceeds from settlement of derivatives, net	2,087	2,087	-	-
Decrease (increase) in restricted cash, net	(101)	605	4,342	5

Net cash used in investing activities	(4,485)	1,134	(16,065)	(9,303)

Cash flows from financing activities:

Short-term loans, net	-	-	(18,550)	-
Acquisition of non-controlling interests	(868)	(868)	-	-
Repayment of long-term loans and finance lease obligations	(1,020)	(126)	(7,152)	(94)
Repayment of Debentures	(5,134)	(5,134)	(5,151)	(5,151)
Proceeds from exercise of share options and warrants	1,201	-	-	-
Repurchase of own shares	(1,450)	(886)	-	-
Long term loans received	11,715	651	-	-
Proceeds from issuance of debentures, net	-	-	55,791	-

Net cash from financing activities	4,444	(6,363)	24,938	(5,245)

Effect of exchange rate fluctuations on cash and
cash equivalents	(1,911)	(951)	(3,689)	(1,464)

Increase (decrease) in cash and cash equivalents	2,959	(5,855)	8,520	(14,249)
Cash and cash equivalents at the beginning of period	15,758	24,572	7,238	30,007

Cash and cash equivalents at the end of the period	18,717	18,717	15,758	15,758

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Net income to EBITDA (in US$ thousands)

	For the year ended December 31	For the three month ended December 31	For the year ended December 31	For the three month ended December 31
	Audited	Unaudited	Audited	Unaudited
	2015	2015	2014	2014
	US$ in thousands
Net income (loss) for the period	7,298	(190)	6,646	1,779
Financing expenses (income), net	(592)	348	3,395	343
Taxes on income (Tax benefit)	(1,933)	189	201	(634)
Depreciation and amortization	4,912	1,218	5,452	1,382
EBITDA	9,685	1,565	15,694	2,870